SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

03 November, 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure: 1.   Transaction in Own Shares announcement made on 07 October 2008
Enclosure 2.    Trading Update announcement made on 31 October 2008

Enclosure 3.    Directorate Change announcement made on 31 October 2008

Enclosure 4.    Total Voting Rights announcement made on 31 October 2008

Enclosure 1.

Tuesday 7 October 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 72,243 ordinary shares at a minimum price of 146 pence per share and a maximum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 408,783,077 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,742,443,952.

The above figure (7,742,443,952) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =
Enclosure 2

BT GROUP PLC - TRADING UPDATE

BT Group plc (BT) is today providing an update on trading for the second quarter of its 2008/9 financial year and revising guidance for the full year.

BT will be announcing its results for the second quarter and first half year to 30 September 2008 on 13 November 2008 and further information will be provided at that time.

Second quarter to 30 September 2008

For the second quarter we expect to report that group revenue will be ahead of expectations but that EBITDA and earnings per share will be slightly below expectations. We anticipate that BT Retail, BT Wholesale, Openreach and Other activities will deliver results in line with or ahead of expectations.

However, the performance of BT Global Services will be disappointing. We expect revenue growth in this division will remain strong, up 15 per cent year on year, but EBITDA of around £120 million will be significantly below expectations. The fall in EBITDA is due to slower than anticipated delivery of efficiency savings and the continued decline in higher margin UK business.

We expect to report a year on year improvement in free cash flow for the quarter. The Board intends to declare an interim dividend of 5.4 pence per share in line with last year.

Full year ending 31 March 2009

At the time of BT's first quarter results on 31 July 2008 we stated that we continued to expect to deliver growth in revenue, EBITDA and earnings per share in this financial year. We continue to expect to grow group revenue in the current financial year. However, given we now expect BT Global Services' EBITDA margin to be in the range of 7%-8% for the current financial year, we anticipate that group EBITDA is likely to show a small decline compared with last year, with the consequent impact on earnings per share and free cash flow.

Note: EBITDA and earnings per share are before specific items and leaver costs.  Ian Livingston, Chief Executive of BT, said:

"BT is performing in line with or ahead of expectations in all but one of its divisions, so the results in BT Global Services are particularly disappointing. We acknowledge that the performance in this part of the group is unsatisfactory and are committed to taking decisive action to rectify the situation. BT Global Services already has a number of cost efficiency and margin improvement initiatives in place and we are now focused on speeding up the execution of these initiatives which will deliver margin improvement going forward. We intend to set new targets for this division as improved performance is delivered.

“Since its formation, BT Global Services has delivered strong revenue growth, providing business critical services to major organisations around the world.  We remain committed to providing world class networked IT services to our customers.  We now need to focus on improving the operational efficiency of this business to drive shareholder value.”

Analysts conference call:

A conference call for analysts will be held at 08:30 UK time today.

Dial in: UK Freefone - 0800 7834080; UK/International -   +44 (0)1296 317600
Passcode: 682 891#

Replay: UK Freefone - 0800 032 9687; UK/International - +44 (0)207 136 9233
Passcode: 12307609
Available for 7 days

Enquiries:

Press
Peter Morgan, BT            +44 (0)207 356 5151
Ross Cook, BT            +44 (0)207 356 5373

Investor Relations
Catherine Nash, BT            +44 (0)207 356 4909

Forward-looking statements - caution advised

Certain statements in this release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: revenue, EBITDA, earnings per share, free cash flow, margin improvements, cost efficiencies and dividends.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services not being realised; and general financial market conditions affecting BT's performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

About BT
BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2008, BT Group plc's revenue was £20,704 million with profit before taxation and specific items of £2,506 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Enclosure 3

Press Release 31 October 2008
BT Group plc Board Changes

BT announces that François Barrault resigned as Chief Executive, BT Global Services and as a BT Group plc Board director on October 30th. He has been replaced by Hanif Lalani, currently Group Finance Director.

François Barrault joined BT in 2004 as head of BT International with responsibility for BT Global Services' non-UK operations. He became Chief Executive of BT Global Services and a BT Group plc board member in April 2007.

Ian Livingston, Chief Executive of BT commented:

"BT Global Services, under François's leadership, has established itself as a world leader in providing networked IT services, helping customers in more than 170 countries make the most of globalisation.

BT Global Services has won many key accounts with major global corporations around the world and delivered much improved customer service. Continuing strong revenue growth shows the tremendous potential of this market, and demonstrates how important the services we provide are to our customers around the world.

I would like to thank François, and wish him well for the future.

Hanif will build on these foundations, and take Global Services to the next stage of its development, delivering improved profitability, margins and return on capital for the group and outstanding service for our customers".

Hanif Lalani has a strong track record of transforming businesses having held a series of senior posts in BT. As Chief Executive of BT Northern Ireland he increased revenues, profit and margins while substantially reducing costs over three years. He went on to become Chief Financial Officer of BT Wholesale before joining the board as Group Finance Director in 2005. In each these roles he has worked closely with major customers and suppliers.

Hanif said

 "BT Global Services, led by François, has achieved recognition around the world for the quality of the services it delivers, and will remain an engine of growth for the group. I am committed to improving profitability and returns for the division while continuing to win new business. I am extremely proud of BT's global presence, and of the contribution we are making to the countries in which we work."

The management of BT Global Services will be further strengthened by the appointment of Ray Leclercq as Chief Financial Officer reporting to Hanif Lalani. Ray is currently Chief Financial Officer of Openreach where he has delivered cost savings and played a key role in improving operational efficiency.

An announcement regarding a new Group Finance Director will be made in due course.

Ends

Enclosure 4

Friday 31 October 2008

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 October 2008, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 408,783,077 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,742,443,952.

The above figure (7,742,443,952) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA’s Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date    03 November, 2008